Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: October 12, 2023

最終更新日：2023年10月4日

コインチェック株式会社

2024年3月期の月次開示情報（速報）について

*English is below

2024 年3月期の月次開示情報（速報）を以下のとおり、お知らせいたします。なお、本資料記載の数値は速報値であり、今後、修正となる可能性があります。

	単位	2023 年 4 月	2023 年 5 月	2023 年 6 月	2023 年 7 月	2023 年 8 月	2023 年 9 月
取引所暗号資産売買代金	百万円	161,783	149,721	180,540	153,038	135,467	107,178
販売所暗号資産売買代金	百万円	10,699	7,872	11,659	14,361	11,060	9,140
預かり資産	百万円	350,923	339,193	362,197	377,832	345,869	350,550
本人確認済口座数	-	1,810,351	1,820,242	1,830,148	1,844,687	1,855,980	1,864,765

	単位	2023 年 10 月	2023 年 11 月	2023 年 12 月	2024 年 1 月	2024 年 2 月	2024 年 3 月
取引所暗号資産売買代金	百万円
販売所暗号資産売買代金	百万円
預かり資産	百万円
本人確認済口座数	-

（注）預かり資産および本人確認済口座数は月末時点の数値です。

October 4th, 2023

Coincheck, Inc.

Monthly Disclosure

Today we reported the following preliminary monthly disclosure information for the fiscal year ending March 31, 2024. The preliminary numbers in the tables below may be updated in the future.

	Apr. 2023	May. 2023	Jun. 2023	Jul. 2023	Aug. 2023	Sep. 2023
Exchange Trading Value (Million yen)	161,783	149,721	180,540	153,038	135,467	107,178
Market-place Trading Value (Million yen)	10,699	7,872	11,659	14,361	11,060	9,140
Client Assets (Million yen)	350,923	339,193	362,197	377,832	345,869	350,550
Number of Verified Accounts	1,810,351	1,820,242	1,830,148	1,844,687	1,855,980	1,864,765

	Oct. 2023	Nov. 2023	Dec. 2023	Jan. 2024	Feb. 2024	Mar. 2024
Exchange Trading Value (Million yen)
Market-place Trading Value (Million yen)
Client Assets (Million yen)
Number of Verified Accounts

Note: Client Assets and Number of Verified Accounts are as of the end of each month.